January 7, 2016	ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER'S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 067920-0454
Via EDGAR and Email

Mr. Lyn Shenk
Branch Chief, Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quad/Graphics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34806

Dear Mr. Shenk:
On behalf of our client, Quad/Graphics, Inc. (the “Company” or “Quad”), set forth below is the response of the Company to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 22, 2015, with respect to the above-referenced filing. The numbered item set forth below repeats (in bold) the comment of the Staff reflected in the comment letter, and following such comment is the response of the Company (in regular type). Accounting guidance directly from the Financial Accounting Standards Board (“FASB”) Codification is presented in italicized font type. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Company’s Annual Report on Form 10-K filed with the Commission on March 2, 2015 (the “2014 Form 10-K”).

Form 10-K for Fiscal Year Ended December 31, 2014
Notes to the Consolidated Financial Statements
Note 23: Segment Information, page 137

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.
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Lyn Shenk
January 7, 2016

1.
We note your disclosure in Note 5 on page 102 that in the fourth quarter of 2014 your financial reporting structure was changed to align with the launch of your five primary strategic goals that support your objectives to transform the Company. As a result, you re-evaluated the reporting units within the United States Print and Related Services reportable segment and concluded that there are three reporting units as compared to one reporting unit in the prior year within that segment.

Please clarify for us whether the three reporting units represent operating segments. Please tell us the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in product and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-1 through 9 and 21. In addition, if you have aggregated them into the United States Print and Related Services reportable segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining whether your aggregation is appropriate. Please be detailed in your response.
Response:
In response to the Staff’s comment, the Company respectfully advises the Staff as follows: (i) the three reporting units do not represent operating segments, (ii) the aggregation criteria of ASC 280-10-50 were not used in the Company’s conclusions and (iii) the conclusions reached regarding the Company’s operating and reportable segments were determined by analyzing the definitions of operating and reportable segments in ASC 280-10-50.

Per ASC 280-10-50-1, “An operating segment is a component of a public entity that has all the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses (including revenue and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) its discrete financial information is available.”

In the fourth quarter of 2014, Quad launched the Company’s five primary strategic goals that support its objectives to transform and grow the Company. This resulted in the change from one reporting unit in the United States to three, which are: (1) Core Print and Related Services, (2) Specialty Print and Related Services and (3) Other United States Products and Services. However, as further described below, the Chief Operating Decision Maker (“CODM”) regularly reviews financial information and makes resource allocation decisions at the United States and International operating segment level.

4818-7011-4860.1

Lyn Shenk
January 7, 2016

Quad is operated primarily by geography, with the geographically-based segments engaging in selling print products and related services from which revenues are earned and expenses are incurred. The two geographically-based operating segments (and also the reportable segments) are the United States and International. Corporate costs are separately reported, but do not meet the definition of a segment as there are not revenue generating activities within Corporate. The International segment represented 9% of the Company’s net sales for the year ended December 31, 2014, as stated in the 2014 Form 10-K. The International segment, comprised of Europe and Latin America reporting units, is operated separately from the United States segment, with separate customers, separate management teams, separate back-office operations and their own systems to address the unique operational challenges coming from the economies, political climate, laws, regulations and cultures of the foreign geographies (as further described on pages 31 and 81 of the 2014 10-K).

The United States’ Print and Related Services segment is predominantly comprised of the Company’s United States printing operations, including multiple product types Quad produces such as consumer magazines, catalogs, retail inserts, special interest publications, journals, direct mail, books, directories, in-store marketing, packaging and other commercial and specialty printed products. This segment also includes print related services, the manufacture of printing-related auxiliary equipment and the manufacture of ink. The United States’ operations, which represented 91% of the Company’s net sales for the year ended December 31, 2014, as stated in the 2014 Form 10-K, are managed as one customer-centric integrated platform as follows:

•
Sales efforts in the United States are led by Quad’s Executive Vice President of Sales, whose job is to lead Quad’s salesforce in generating sales by bringing a consolidated offering of the full continuum of products to Quad’s customers. The Executive Vice President of Sales works in tandem with management of Quad’s product types on go-to-market strategy to put Quad in the best position to obtain work. Quad has contracts with many customers that include producing products across multiple product offerings for the same customer.

•
Once the sale occurs, the print jobs are scheduled by a consolidated United States scheduling team across the United States plant locations with a focus on logistics savings for Quad and for its customers. Further, many jobs are run in multiple United States plant locations to achieve logistics savings. While the equipment in certain plants is more conducive to running certain print product types, almost all plants run a blend of multiple print products to achieve maximum efficiencies and savings. The full network of United States plants is utilized by the centralized scheduling team to print products for Quad’s customers.

4818-7011-4860.1

Lyn Shenk
January 7, 2016

•
Functional operating departments manage the production process across plants in the United States for commonality of approach, production efficiencies and sharing of resources (including employees, paper, ink and equipment). The primary operating departments are Press (printing the image onto the paper) and Finishing (binding the printed images together into the aforementioned product types), and leadership of those operating departments is responsible for the machine uptime and labor efficiency across United States plants.

•	Quad is vertically integrated by producing its own ink to use within its United States print plants.

•
Common systems are primarily used to achieve cost efficiencies, including the Company’s in-house Purchasing Smartools, so that purchasing can be centralized and the related purchasing power from buying in larger volumes can be utilized to negotiate maximum savings and rebates.

This “all for one” operational approach is reinforced through the Company’s incentive compensation structure, which is based on the consolidated Company results. Bonus payments are calculated at the same achievement level for all managers within the Company, regardless of which United States location each manager resides in and regardless of which department, product type or function each manager is part of.

Quad has determined that Joel Quadracci, its Chairman, President and Chief Executive Officer, is its CODM. In determining that Mr. Quadracci is Quad’s CODM, Quad considered the following definition of the term from ASC 280-10-50-5: “The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public company is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents and others.”

•
Annual budgets are reviewed with members of the senior management team, but are not finalized until they are approved by Mr. Quadracci. Mr. Quadracci routinely asks questions and makes comments on the budget and changes are made as a result of his questions and comments.

•
Additionally, key decisions as to the allocation of resources, including human resources and capital resources, are made by Mr. Quadracci. This includes decisions regarding significant capital expenditures, mergers and acquisitions, restructuring activities and other investments. Mr. Quadracci has the highest level of authorization limits within the Company’s systems and within the organization.

•	Mr. Quadracci approves any termination of a senior executive over any function, department or product type.

4818-7011-4860.1

Lyn Shenk
January 7, 2016

•
Mr. Quadracci receives discrete financial information for the United States segment (as well as the International segment and Corporate), and uses this information to make resource allocation decisions for the entire Company.

•
Mr. Quadracci is the highest ranking executive within the Company and has organized the Company around a customer-centric approach. To drive that customer-centric approach throughout the Company, the key functions involved in the revenue generation process report to Mr. Quadracci, including the Executive Vice President of Sales (responsibilities of that role described above) and the Chief Operating Officer (who the functional operating departments report to). Mr. Quadracci has the sole ability to make decisions across all of the United States segment as well as the International segment.

When determining the CODM, the Company considered if any of the Executive Vice Presidents (or group of them) was the CODM, and determined that those individuals did not have the approval authority on resource allocation decisions across the entire United States segment. Mr. Quadracci is the only individual with approval authority across the entire United States segment, and his approval authority is also over the multiple leaders of operations within the International segment and Corporate as well, thus covering the entire Company.

As stated above, Quad’s two operating segments are also its reportable segments. In making this determination the Company considered the following definition of reportable segment from ASC 280-10-50-10: “A public entity shall report separately information about each operating segment that meets both of the following criteria: (a) has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph and (b) exceeds the quantitative thresholds in paragraph 280-10-50-12.”

Criteria (a) of ASC 280-10-50-10 has been addressed above. Aggregation was not used in arriving at the conclusions. For criteria (b), in assessing the three quantitative thresholds of ASC 280-10-50-12 (of which if any of the three are met then the operating segment should be separately reported), while the reported revenue of the International segment is less than 10% as of December 31, 2014, the absolute value of profit or loss and total assets of the International segment both exceed 10% (all numbers to perform the necessary calculations are in Note 23 of the 2014 Form 10-K). Based on these amounts, the Company concluded that both the United States and International operating segments are also reportable segments.

* * *

4818-7011-4860.1

Lyn Shenk
January 7, 2016

As requested, attached is a written acknowledgement of the Company.
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297‑5668.

Very truly yours,

/s/ Russell E. Ryba
Russell E. Ryba

Attachment

cc:    Patrick Kuhn
United States Securities and Exchange Commission
David J. Honan
Jennifer J. Kent
Anthony C. Staniak
Quad/Graphics, Inc.

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